

Edit your business profile
NOT ACCEPTING INVESTMENT

This business is not accepting investment through Mainvest.

You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
 Watch this investment opportunity Share

Map data ©2020
CocktailsBrunchLunchHealthy Options
Green Grass Acres

Hemp Farm

534 S Farish Street
Jackson, MS 39201
Get directions
Coming Soon
View Website
Connect with us
Investment Opportunity
Data Room
Updates 1
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Green Grass Acres is seeking investment to purchase equipment to produce a premium product and fund upgrades to bring tours to the farm located in the heart of Jackson, Mississippi.
First LocationGenerating RevenueExpanding Location
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8 for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
BUSINESS MODEL

Green Grass Acres is located in the heart of the downtown Jackson, MS. We know this gives us an advantage of the competition to do some very unique things in our space.

We offer education and exploration at our urban hemp farm in downtown Jackson,MS
We're walking distance from restaurants, hotels and nightlife in the area
First black owned and licensed hemp farm in the state of Mississippi
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

We plan to lease a 14-seat tour cycle. The cycle will pick up every 2 hours from the farm and go on a tour of downtown Jackson. With stops along the way with future partner restaurants while also exploring the farm. We'll also invest in advertising to help increase awareness.

40k+ monthly additional profit with this on the farm
This is a preview. It will become public when you start accepting investment.
THE TEAM
James Ridgley Jr
Owner
The Visionary

Dear future investment partners I present to you an opportunity to be a part of history. Not only was I the First BLACK to be granted the hemp license in the state of Mississippi, but this is also the First Black-owned and operated farm located in Jackson, MS. I hope you all see my vision on my plans with the farm with only 1/2 acre of land. What we lack in size we will make up for in a totally different experience when it comes to farming.

This is a preview. It will become public when you start accepting investment.
Q&A
What's the most interesting thing you've learned about your industry since you got started?

GreenGrassAcres is one of the first in the state in this industry. Located downtown Jackson,MS on 1/2 acre what our farm lacks in size will be made up for in the customer total experience.

Updates
OCTOBER 23RD, 2020
Our Sign Is Finally Ready
GreenGrassAcres Sign

Thanks to Nolan over at Bass Creations for our business sign we'll be putting it up this upcoming weekend.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $20,000
Operating Capital $12,400
Advisement $14,600
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,460,000	$1,606,000	$1,718,420	$1,804,341	$1,858,471
Cost of Goods Sold	$40,556	$44,611	$47,733	$50,119	$51,622
Gross Profit	$1,419,444	$1,561,389	$1,670,687	$1,754,222	$1,806,849

EXPENSES

Utilities	$2,400	$2,460	$2,521	$2,584	$2,648
Salaries	$7,200	$7,920	$8,474	$8,897	$9,163
Insurance	$24,000	$24,600	$25,215	$25,845	$26,491
Equipment Lease	$36,000	$36,900	$37,822	$38,767	$39,736
Repairs & Maintenance	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$24,000	$24,600	$25,215	$25,845	$26,491
Operating Profit	$1,313,844	$1,452,609	$1,558,833	$1,639,362	$1,689,075

This information is provided by Green Grass Acres. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2020 Balance Sheet
Investment Round Status

$50,000

TARGET

$150,000

MAXIMUM

This investment round closes on January 6, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Green Grass Acres
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested

1.8×
Investment Multiple 1.6×
Business's Revenue Share 1%-3%
Minimum Investment Amount $1,000
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Financial Condition
Historical milestones

Green Grass Acres LLC has been operating since August 2020 and has since achieved being the First BLACK hemp farmers to be granted the hemp license in the state of Mississippi, but this is also the First Black owned and operated farm located in Jackson, MS.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Green Grass Acres LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Changes in Economic Conditions Could Hurt Green Grass Acres LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Green Grass Acres LLC's financial performance or ability to continue to operate. In the event Green Grass Acres LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Green Grass Acres LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Green Grass Acres LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Green Grass Acres LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Limited Services

Green Grass Acres operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Green Grass Acres competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Green Grass Acres's core business or the inability to compete successfully against the with other competitors could negatively affect Green Grass Acres's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Green Grass Acres's management or vote on and/or influence any managerial decisions regarding Green Grass Acres. Furthermore, if the founders or other key personnel of Green Grass Acres were to leave Green Grass Acres or become unable to work, Green Grass Acres (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Green Grass Acres nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Ongoing Information

Green Grass Acres will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Green Grass Acres is allowed to stop providing annual information in certain circumstances.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Green Grass Acres's management will coincide: you both want Green Grass Acres to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Green Grass Acres to act conservative to make sure they are best equipped to repay the Note obligations, while Green Grass Acres might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Uninsured Losses

Although Green Grass Acres will carry some insurance, Green Grass Acres may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Green Grass Acres could incur an uninsured loss that could damage its business.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Future Investors Might Have Superior Rights

If Green Grass Acres needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Green Grass Acres or management), which is responsible for monitoring Green Grass Acres's compliance with the law. Green Grass Acres will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Green Grass Acres fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Green Grass Acres, and the revenue of Green Grass Acres can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Green Grass Acres to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Green Grass Acres is significantly more successful than your initial expectations.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Green Grass Acres. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy